October 30, 2008

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Letty Lynn

Re:       Alliant Techsystems Inc. Post-Effective Amendment to Registration Statement on Form S-3 (Registration No. 333-141151)

Ladies and Gentlemen:

Alliant Techsystems Inc. and the other registrants listed on Annex A hereto (the “Registrants”) hereby request that the above referenced post-effective amendment to a registration statement on Form S-3, which was filed on October 24, 2008 under accession number 0001104659-08-065735 (the “Amendment”), be withdrawn, effective immediately.

Due to an EDGAR submission error, the Amendment erroneously bore the EDGAR code “POS AM.”  The Amendment should have been filed under the EDGAR Code “POSASR.”  Accordingly, the Registrants hereby request the immediate withdrawal of the Amendment.  The Registrants intend to file a new post-effective amendment to the above-referenced registration statement as soon as possible.

ALLIANT TECHSYSTEMS INC., on behalf of the Registrants

By:	/s/ Keith D. Ross
Keith D. Ross
Title: Senior Vice President, General Counsel & Secretary

ANNEX A

ATK Commercial Ammunition Company Inc.

ATK Commercial Ammunition Holdings Company Inc.

ATK Space Systems Inc.

ATK Launch Systems Inc.

Ammunition Accessories Inc.

Federal Cartridge Company

Micro Craft Inc.